March 11, 2025

Steven F. Nicola
Chief Financial Officer
Matthews International Corp
Two Northshore Center
Pittsburgh, PA 15212-5851

       Re: Matthews International Corp
           Form 10-K for the Fiscal Year Ended September 30, 2024
           File No. 000-09115
Dear Steven F. Nicola:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing